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CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 4, 2017

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 4, 2017, at 1:00 o'clock in the afternoon (MDT) for the following purposes:

  1.
  To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2016;

  2.
  To elect Directors for the ensuing year;

  3.
  To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

  4.
  To vote, on an advisory basis, on the Corporation's approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

  5.
  To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 15, 2017 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY, MAY 4, 2017.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2016 proxy solicitation material.

    DATED at Calgary, Alberta, this 15th day of March 2017

BY ORDER OF THE BOARD OF DIRECTORS

Paul M. Mendes Vice-President, Legal, General Counsel and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 4, 2017 AT 1:00 P.M. (MDT)

AT THE TELUS CONVENTION CENTRE
120 – 9TH AVENUE S.E. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2016, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.7448 and Pound Sterling was £0.6037. On December 31, 2016, the reported Bank of Canada noon rate for one U.S. dollar was Canadian $1.3427 and for one pound sterling was $1.6564.

 I.        INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation" or "Canadian Natural") for use at the 2017 Annual General Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 15, 2017.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2017 Annual General Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 4, 2017 at 1:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent of the outstanding common shares of the Corporation (the "Common Shares") entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

Who Can Vote at the Meeting

Anyone who holds Common Shares of the Corporation as a registered shareholder or a beneficial shareholder on March 15, 2017 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 4, 2017 or any adjournment of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and not later than 5 days before the Meeting you request your name be included on the list of shareholders entitled to vote at the Meeting.

You as a shareholder have the right to designate a person or company (who need not be a shareholder of the Corporation) other than N. Murray Edwards and Steve W. Laut, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the Proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy.

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person, or, appoint someone to vote at the Meeting on your behalf in the manner described above.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Information Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

Voting as Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your shares voted at the Meeting, you must provide instructions to the intermediary who is holding your shares on how you want your shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or by internet by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your shares at the Meeting.

How Your Shares Will Be Voted

Your shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your shares will be voted (i) in favour of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and, (iii) on the advisory vote, in favour of the Corporation's approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your shares voted, or, you decide to attend the Meeting and vote in person, you can revoke your proxy by personally attending at the Meeting and voting your shares, or, depositing another form of proxy with a later date. You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment.

The written notice revoking your proxy can be from you or your attorney, provided they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or Voting Instruction Forms if you hold your shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold shares. If you are a registered holder of record and you hold your shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction

Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder you are entitled to one vote for each Common Share you hold as at March 15, 2017 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or, (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

The record date for determination of holders of Common Shares of the Corporation entitled to notice of and to vote at the Meeting is March 15, 2017, provided that, to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that they own such shares and requests not later than 5 days before the Meeting that their name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

As at March 15, 2017 the Corporation has 1,113,452,119 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than:

Capital Research Global Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	130,600,406 Common Shares	11.7%

BUSINESS OF THE MEETING

  Shareholders will be addressing four items at the Meeting:

  (1)
  Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2016.

  (2)
  Electing the directors of the Corporation to serve until the next Annual General Meeting of shareholders.

  (3)
  Appointing the Auditors of the Corporation to serve until the next Annual General Meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors remuneration.

  (4)
  Conducting an advisory vote on the Corporation's approach to executive compensation.

  Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at www.cnrl.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

 ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a board of directors (the "Board") who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 11 directors at the Meeting of which 9 nominees out of 11 (82%) are independent. All of the nominees are currently Directors who were elected at the Annual and Special Meeting of Shareholders held on May 5, 2016.

The following table sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed a director; the voting results of the Nominee at the previous Annual and Special Meeting, if applicable; the number and market value of the Common Shares and/or Deferred Share Units ("DSUs") of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 15, 2017; whether each Nominee meets the mandatory share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options held. Refer to page A-6 for additional information on the level of experience reflected on the Board.

Majority Voting for Directors

In accordance with the Corporation's majority voting policy for directors, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The majority voting policy does not apply if there are contested director elections.

Catherine M. Best, FCA, ICD.D (age 63) Calgary, Alberta Canada Director since November 2003 Independent
Ms. C. M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C. M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children's Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

Voting Results at 2016 Annual and Special Meeting	For: 91.68% Withheld: 8.32%

Other Public Company Board Memberships	Superior Plus Corporation AltaGas Ltd. Badger Daylighting Ltd.

	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit (Chair) Compensation	5 of 5 5 of 5 6 of 6	100%	Common Shares 35,488/$1,552,955	Required Ownership $572,469	Exceeds Ownership Requirements

N. Murray Edwards O.C. (age 57) London, United Kingdom Executive Chair Director since September 1988 Non-independent (Management)
Mr. N. M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada. Mr. N. M. Edwards is a member of the Canadian Council of Chief Executives and is on the Board of Directors of the C. D. Howe Institute.

Voting Results at 2016 Annual and Special Meeting	For: 98.56% Withheld: 1.44%

Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Reserves	5 of 5 1 of 2	86%	Common Shares 21,522,223/$941,812,479 Stock Options 2,275,000	Required Ownership $2,268,000	Exceeds Ownership Requirements

Timothy W. Faithfull (age 72) London, United Kingdom Director since November 2010 Independent
Mr. T. W. Faithfull is a corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice-President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999, culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003, he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada-UK Colloquia. Mr. T. W. Faithfull holds Master of Arts from the University of Oxford (Keble College) (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is a Distinguished Friend of the University of Oxford and of the London Business School. In the UK he is a director of ICE Futures Europe, a non-public company. As part of his ICE Futures Europe role, he serves on the Brent Oversight Committee of the ICE Brent Index, the regulated benchmark for Brent crude oil futures. He is a former director of AMEC plc, Canadian Pacific Railway, Enerflex Systems Income Fund and Shell Pensioners Trust Ltd. (private).

Voting Results at 2016 Annual and Special Meeting	For: 99.76% Withheld: 0.24%

Other Public Company Board Memberships	TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Health, Safety, Asset Integrity and Environmental	5 of 5 5 of 5 4 of 4	100%	Common Shares 9,000/$393,840 DSU 26,761/$1,171,061	Required Ownership $572,469	Exceeds Ownership Requirements

Honourable Gary A. Filmon P.C., O.C., O.M. (age 74) Winnipeg, Manitoba Canada Director since February 2006 Independent	The Honourable G. A. Filmon is a corporate director. Previously, he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999, retiring from public office in 2000. He also served as a member and Chair of Canada's Security and Intelligence Review Committee from 2001 to 2010. He has received numerous community achievement awards, is a Member of the Order of Manitoba and, in 2009, became an officer of the Order of Canada. Mr. G. A. Filmon holds Bachelor of Science and Masters degrees in Civil Engineering and an Honorary Doctor of Laws from the University of Manitoba. In 2015, he received his ICD.D designation.

Voting Results at 2016 Annual and Special Meeting	For: 99.75 Withheld: 0.25%

Other Public Company Board Memberships	Arctic Glacier Income Trust Exchange Income Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Nominating, Governance and Risk	5 of 5 5 of 5 3 of 3	100%	Common Shares 16,263/$711,669 DSU 32,536/$1,423,775	Required Ownership $572,469	Exceeds Ownership Requirements

Christopher L. Fong (age 67) Calgary, Alberta Canada Director since November 2010 Independent
Mr. C. L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980 Mr. C. L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary's Public Education Trust and as a governor of Honen's, an International Piano Competition. He is past Chair of UNICEF Canada. Mr. C. L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary. He sits on the Petroleum Advisory Committee of the Alberta Securities Commission.

Voting Results at 2016 Annual and Special Meeting	For: 99.86% Withheld: 0.14%

Other Public Company Board Memberships	Computer Modelling Group Ltd.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental Reserves	5 of 5 4 of 4 2 of 2	100%	Common Shares 25,000/$1,094,000	Required Ownership $572,469	Exceeds Ownership Requirements

Ambassador Gordon D. Giffin (age 67) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Independent Director since May 2012
Ambassador G. D. Giffin is a partner at Dentons US LLP, in their Washington, D. C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Voting Results at 2016 Annual and Special Meeting	For: 96.85% Withheld: 3.15%

Other Public Company Board Memberships	Canadian National Railway Company Canadian Imperial Bank of Commerce(1) ECN Capital Corp. TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Nominating, Governance and Risk (Chair)	5 of 5 5 of 5 3 of 3	100%	Common Shares 73,122/$3,199,819	Required Ownership $572,469	Exceeds Ownership Requirements

(1)
Ambassador Giffin is not up for re-election and will cease to be a director of CIBC on April 6, 2017.

Wilfred A. Gobert (age 69) Calgary, Alberta Canada Director since November 2010 Independent
Mr. W. A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters and Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Throughout the 1990s and early 2000s, he consistently ranked among the top ten rated analysts in the annual survey of oil industry analysts in Canada. Mr. W. A. Gobert received an MBA degree from McMaster University as well as Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He sits on a number of not-for-profit boards and is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.

Voting Results at 2016 Annual and Special Meeting	For: 97.84% Withheld: 2.16%

Other Public Company Board Memberships	Gluskin Sheff & Associates Trilogy Energy Corp.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Nominating, Governance and Risk Reserves	5 of 5 5 of 6 3 of 3 1 of 2	88%	Common Shares 46,500/$2,034,840	Required Ownership $572,469	Exceeds Ownership Requirements

Steve W. Laut (age 59) Calgary, Alberta Canada President Director since August 2006 Non-independent (Management)
Mr. S. W. Laut has been President of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S. W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geoscientists of Alberta ("APEGA").

Voting Results at 2016 Annual and Special Meeting	For: 99.38% Withheld: .62%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental	5 of 5 4 of 4	100%	Common Shares 2,421,353/$105,958,407 Stock Options 2,287,500	Required Ownership $2,268,000	Exceeds Ownership Requirements

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 69) Cap Pelé, New Brunswick Canada Director since August 2006 Independent
Mr. F. J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, a post-graduate degree in political science from Queen's University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Voting Results at 2016 Annual and Special Meeting	For: 97.80% Withheld: 2.20%

Other Public Company Board Memberships	Brookfield Asset Management Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation (Chair) Nominating, Governance and Risk	5 of 5 6 of 6 2 of 3	93%	Common Shares 17,064/$746,721 DSU 33,536/$1,467,535	Required Ownership $572,469	Exceeds Ownership Requirements

David A. Tuer (age 67) Calgary, Alberta Canada Director since May 2002 Independent
Mr. D. A. Tuer is Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D. A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is serving on the board of directors of Altalink Management LLP, a private limited partnership, and Optiom Inc., a private insurance provider.

Voting Results at 2016 Annual and Special Meeting	For: 99.23% Withheld: .77%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Reserves (Chair)	5 of 5 5 of 5 2 of 2	100%	Common Shares 75,508/$3,304,230	Required Ownership $572,469	Exceeds Ownership Requirements

Annette M. Verschuren O.C. (age 60) Toronto, Ontario Canada Director since November 2014 Independent
Ms. A. M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and is a board member of the CAMH Foundation, the Rideau Hall Foundation and the MARS Discovery District. Ms. A. M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from six universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.

Voting Results at 2016 Annual and Special Meeting	For: 97.64% Withheld: 2.36%

Other Public Company Board Memberships	Air Canada Saputo Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Health, Safety, Asset Integrity and Environmental	5 of 5 6 of 6 4 of 4	100%	Common Shares 17,000/$743,920	Required Ownership $572,469	Exceeds Ownership Requirements

Additional Disclosures Relating to Directors

Ambassador G. D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") with the Superior Court of Quebec in Canada.

Mr. G. A. Filmon is a Trustee of Arctic Glacier Income Fund which, on February 22, 2012, applied for and was granted by the Manitoba Court of Queen's Bench, protection under the CCAA. Under CCAA protection the operating assets of the Fund were sold and the Fund is currently undergoing the process of being wound up and distributing the remaining assets, after all claims have been settled, to the unit holders.

Mandatory Share Ownership

The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares and/or DSUs of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of $572,469, being three times the annual retainer fee paid to directors in 2016. Management directors are required to hold Common Shares of the Corporation within three (3) years from the date of their appointment as an officer of the Corporation equal to a minimum aggregate market value of four times their annual salary. As the Executive Chair's annual salary is $1, his mandatory required holdings is the same as the President's, at $2,268,000, being four times the annual salary of the President.

Directors are required to confirm annually for the Corporation's Information Circular their Common Share and DSU ownership position which is reported in the table above for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that it has not been hedged against declines in the value of the Common Shares or otherwise sold.

DIRECTOR COMPENSATION

With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares of the Corporation to its non-management directors in their capacity as directors. In 2013, the Nominating, Governance and Risk Committee reviewed the fees paid to directors and recommended to the Board that the fees be adjusted to remain comparable with fees paid by companies of similar size and complexity. The Board approved the recommended fee adjustment and the fees became effective May 3, 2013. In 2015, in recognition of the impact continued low commodity prices was having on the Corporation, the Board of Directors reduced the annual retainer fee by 10% from $50,000 to $45,000, which did not change in 2016.

Annual Retainer Fees(1)

Board Member	$45,000
4,000 Common Shares(2)

Committee Member	$5,000

Committee Chair	$10,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$15,000

Lead Independent Director	$25,000

Per Meeting Fees
Attended in person	$1,500
Attended by telephone unless meeting called by telephone	$1,000
Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$4,000 per round trip

(1)
Retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull, G. A. Filmon and F. J. McKenna are participants in the DSU plan. Mr. G.A. Filmon ceased to be a participant in the DSU Plan effective January 1, 2017.
(2)
Shares are purchased on the Toronto Stock Exchange.

There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. Fees paid are inclusive of the time required preparing for Board or committee meetings.

The DSUs are included in the share ownership requirements for a Director.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N.M. Edwards and S.W. Laut is reported in the Summary Compensation Table for Named Executive Officers on page 34. Fees paid to non-management directors for 2016 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total

C.M. Best	$99,000	$–	$–	$145,823	$–	$–	$244,823
T.W. Faithfull	76,000	–	–	145,823	–	16,000	237,823
G.A. Filmon	74,500	–	–	145,823	–	16,000	236,823
C.L. Fong	76,500	–	–	145,823	–	–	222,323
G.D. Giffin	103,000	–	–	145,823	–	12,000	260,823
W.A. Gobert	81,000	–	–	145,823	–	–	226,823
F.J. McKenna	84,500	–	–	145,823	–	16,000	246,323
D.A. Tuer	77,500	–	–	145,823	–	–	223,323
A.M. Verschuren	$77,000	$–	$–	$145,823	$–	$16,000	$238,823

(1)
The amount shown represents the cost of Common Shares purchased on the Toronto Stock Exchange as the equity portion of the 2015 fees paid to directors.
(2)
Messrs. T. W. Faithfull, G. A. Filmon and F. J. McKenna participate in the DSU Plan and receive the equivalent number of DSUs in lieu of shares for the equity portion of directors' fees which are given the same value as the Common Shares purchased for the other directors. Mr. G.A. Filmon ceased to be a participant in the DSU Plan effective January 1, 2017.
(3)
The amount shown was paid to a director whose principal place of residence is outside the Province of Alberta and who attended meetings in person in 2016.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation, upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2017 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has completed his five year term and PwC has assigned a new senior audit partner for the Corporation for 2017.

The Audit Committee of the Board of Directors in 2016 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited consolidated financial statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC's accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2016	Fiscal 2015

Audit	$2,512,000	$3,012,000
Audit Related	246,000	250,000
Tax Related	410,000	495,000
Other	62,000	84,000

Total Accrued Fees	$3,230,000	$3,841,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under "Audit Committee Information".

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is once again providing you with an opportunity to advise us of your view on its approach to executive compensation through a non-binding advisory vote ("Say On Pay"). Our compensation policies and procedures are centered on a pay for performance philosophy and aligned with the long term interests of our shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards and long-term incentives comprised of stock options), our compensation program is designed to:

  •
  Reward the creation of long-term shareholder value.

  •
  Reflect short-, mid- and long-term corporate performance.

  •
  Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk".

  •
  Be competitive, so as to attract and retain talented individuals.

  •
  Encourage share ownership by employees.

  •
  Align the pay-for-performance approach to executive compensation to the long-term interests of the shareholders.

In deciding how to vote on this proposal, the Compensation Committee encourages you to read the "Letter to Shareholders" and the "Compensation Discussion and Analysis" sections beginning on page 13 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board of Directors, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. The Board of Directors unanimously recommends that you vote in favour of the proposed resolution on the Corporation's approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked, at the Meeting, to approve the following resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

  1.
  On an advisory basis and not to diminish the role and responsibilities of the Board of Directors or that of the Compensation Committee, the shareholders accept the approach to executive compensation as described in the "Compensation Discussion and Analysis" section of the Information Circular dated March 15, 2017 and delivered in advance of the 2017 Annual General Meeting of Shareholders."

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

II.        INFORMATION RESPECTING EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

The following Compensation Discussion and Analysis (the "CD&A") section details the compensation paid to the executives in 2016. The discussion will also give you insight into your company's corporate culture – one of entrepreneurialism with a focus on value-creation – as this culture has been a key element of our long-term success. You will also note enhancements made to our executive compensation resulting from a continuous effort to improve, remain competitive and listen to feedback received from shareholders.

Challenges experienced in 2015 continued into early 2016 as commodity prices continued to decline to levels not experienced in over a decade. As you are aware, commodity prices improved through the remainder of 2016 although uncertainty and volatility remain. The Committee carefully considered the economic realities faced by the industry, the strong support (88%) of the Say On Pay vote cast by you in 2016, and the emerging trends in executive compensation in making changes this year to enhance the Corporation's executive compensation practices.

We pay for performance. Canadian Natural assessed corporate performance under four categories: 1) financial, 2) strategic, 3) operations, and 4) safety, asset integrity and environmental. Performance under each of these broad categories is assessed through specific metrics each of which has a target and a performance range. The chosen metrics align with the Corporation's strategy, guidance provided to shareholders and overarching goal of creating sustainable long-term value for our shareholders.

With respect to compensation for the Named Executive Officers ("NEOs"), we:

    (i)
    maintained a structured approach in establishing the total compensation to be paid accompanied by enhancements to the Performance Share Unit ("PSU") and Change of Control benefits;

    (ii)
    reviewed the performance metrics and the weightings assigned to each metric;

    (iii)
    reviewed year over year performance and 2016 performance relative to established targets;

    (iv)
    reviewed the one, three and five year total shareholder return ("TSR"); and

    (v)
    reviewed the peer group, the rationale for the choice of peers, peer practices and compensation levels and confirmed our position and mix among those peers and considered other relevant factors.

The Committee also fulfilled its mandate including the review and approval of the executive succession plans as outlined on page 17.

2016 EXECUTIVE COMPENSATION ENHANCEMENTS

We evaluate the overall compensation structure with the Company's corporate culture in mind to attract, retain and motivate employees and officers. As well, the compensation structure encourages share ownership and a focus on improving corporate performance to remain aligned with our shareholders' interests. Enhancements to the 2016 executive compensation include:

  (a)
  PSUs – For the Corporation's Management Committee, PSU vesting will now be determined on a performance based method rather than a time based method. These PSUs will have a 3 year cliff vesting and will be paid out in cash. Vesting will consider performance on both the relative reserves growth on a per share basis (1/3) and the relative total shareholder return (2/3) against identified industry peers. A multiplier of 0% to 200% of the granted PSU award will be applied at payout, based on the Corporation's performance against these measures over the 3 calendar years prior to the vest date.

  (b)
  Change of Control – Vesting provisions for equity based payments granted to the Corporation's Management Committee in the event of a change of control will now be subject to a double trigger. Both change of control of the Corporation and termination without cause of the individual's employment within 24 months of the change of control must occur for unvested stock options to vest.

2016 PERFORMANCE

We evaluated Canadian Natural's performance relative to our budget in early 2016. Throughout 2016, the Corporation continued to reduce its overall cost structure, targeting effective and efficient operations across all segments of its business. Overall in 2016, the Corporation accomplished strong operational performance while maintaining a focus on safety and environmental standards in relation to its established goals:

  •
  Financial:

  –
  Canadian Natural performed in debt to book value and employment of capital Canadian Natural

  –
  Outperformed in debt to EBITDA and funds flow from operations

  –
  Canadian Natural underperformed on ROACE and ROE.

  •
  Strategic:   Canadian Natural continued to execute the defined plan while transitioning the Corporation to a longer life, lower decline production mix. During 2016, the Corporation successfully completed construction of Phase 2B and subsequently ramped up production ahead of the original schedule. Phase 3 of its Horizon expansion project progressed through 2016 as planned and remains on schedule and on budget for completion in the fourth quarter of 2017. In 2016, Canadian Natural also completed the sale of its non-core minority ownership interest in the Cold Lake Pipeline for $539 million. Gross proceeds came in the form of cash and shares, allowing the Corporation to realize immediate value, increase its available liquidity and participate in any upside. The Company's robust and flexible business model was evident in its ability to create value in a challenging commodity price environment through Horizon progression and a balanced capital allocation strategy. Additionally, Canadian Natural was able to return significant value to shareholders through the PrairieSky Plan of Arrangement and increased its dividend for the 16th consecutive year.

  •
  Operations:  In 2016, the Corporation achieved overall production of 806 MBOE/d and operating costs of $13.85/BOE which was within issued guidance. Unit operating costs decreased $1.33/BOE over 2015 levels, illustrating the Corporation's continued focus on effective and efficient operations.

  •
  Safety, asset integrity and environmental:  The Corporation performed on recordable injury frequency, pipeline leaks and Greenhouse Gas ("GHG") emissions intensity and underperformed on total lost time injury frequency.

Our absolute 1 year TSR was 44%, our 3 year TSR was 28% and the 5 year TSR was 24%. Considering commodity prices and the operating environment significantly deteriorated for Canadian Natural and its peers beginning in 2015 and through much of 2016, the relative total shareholder return delivered by Canadian Natural demonstrates the robustness of the management team and its strategy.

Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers, outperforming 6 out of 7 in its Canadian peer group. Canadian Natural's 3 year and 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 3 year and 5 year TSR.

2016 Pay Decisions

As a result of the focus on cost control in the current commodity price environment, Canadian Natural did not increase base salaries in 2016. In 2015, members of the Corporation's Management Committee took a 19% salary reduction and all other employees experienced salary reductions of up to 13%. In recognition of the economic situation facing the Corporation, the Board of Directors also reduced its annual retainer fee by 10% in 2015 and no change was made for 2016.

The Committee continually reviews and evaluates elements of the Corporation's compensation package to ensure that it remains competitive, while addressing any expressed concerns of stakeholders. The Committee also recognizes the contributions of executive and employees, notably for the strong operating performance of the Corporation in an extraordinary difficult industry environment. The Committee also maintained the integrity of the formulaic approach to incentive payments. So, having considered the Corporation's results listed above, the Committee awarded a corporate performance score of 120%, which results in a bonus and PSU award of 150% of target. As a result, NEO Total Compensation increased on average 62%.

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as shareholders while mitigating compensation related risks to the Corporation. As always, we welcome comments and feedback from our shareholders.

Submitted by the members of the Compensation Committee:

Frank J. McKenna (Chair)

Catherine M. Best

Wilfred A. Gobert

Annette M. Verschuren

 COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation's compensation practices, the Board of Directors (the "Board") established a Compensation Committee (the "Committee") comprised solely of independent directors.

The current Directors who were members of the Committee during 2016, are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers, including the Corporation's Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation's executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair and the President. The Committee's role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing performance.

Risk Considerations

Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational, cyber and reputational risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance, regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and those steps management has taken to monitor, control and report such exposures.

Compensation Risk – The Compensation Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices. The Committee, in reviewing and before approving the Corporation's compensation program, considered such risks. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a Performance Share Unit ("PSU") plan with a capped award level that vests annually over a 3 year period provided however that, for members of the Corporation's Management Committee, for grants made in 2016, PSUs vest 3 years from the grant date; and, (iv) common share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting on the 5th anniversary of grant date. The Compensation Committee concluded that the Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk, but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board adopted Common Share ownership guidelines for officers of the Corporation. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

The Executive Chair, the President and the Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other Officers	1 times base salary

Under the guidelines, the individual has 3 years from date of hire or appointment as an officer to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. The following table sets forth as of March 15, 2017, the beneficial ownership and market value of the Common Shares of the Corporation held directly and indirectly by the NEOs:

Name	Number of Common Shares Held	Market Value of Common Shares Held(1)	Share Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements

N. Murray Edwards	21,522,223	$941,812,479	4 times	$2,268,000	Exceeds
Steve W. Laut	2,421,353	$105,958,407	4 times	$2,268,000	Exceeds
Tim S. McKay	1,150,154	$50,330,739	4 times	$1,944,000	Exceeds
Corey B. Bieber	176,076	$7,732,655	2 times	$631,800	Exceeds
Réal J. H. Doucet	267,168	$11,691,272	2 times	$753,300	Exceeds
Lyle G. Stevens	752,950	$32,949,092	2 times	$810,000	Exceeds

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on March 15, 2017 is $43.76.

Clawback Policy – The Corporation's clawback policy provides the Compensation Committee with the authority to seek re-imbursement of all or any portion of performance based compensation from any NEO who in the Compensation Committee's determination is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year for which the financial misstatement occurred.

Anti-Hedging Policy – The Corporation's anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Corporation's Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation's securities in broker margin accounts.

Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. ("Hugessen") since 2013. Hugessen's mandate is to support the Committee, developing principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation's executive compensation and management's compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and with management, as required. The Corporation paid for Committee consulting services provided as indicated in the table below.

	2016	2015

Executive Compensation Related Fees	$28,407	$65,870
All Other Fees	–	–

Total Fees	$28,407	$65,870

Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of fifteen members of the management group including the Executive Chair, the President, the Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure (1) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (2) enables the continuation of the strong leadership of the Corporation should a member of the management team leave the Corporation; and (3) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for their review, consideration and approval.

Retirement – The Corporation has implemented a matrix on what constitutes "Normal Retirement Age" to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation's Performance Share Unit Plan and Stock Savings Plan.

Age at Retirement	Entitlement

<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an incremental 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65

In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.

Peer Group

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used as a secondary point of reference. The peer group of companies is chosen from oil and gas exploration and production companies that are of similar size as the Corporation, have comparably complex operations, and operate in similar geographical regions. In reviewing the primary peer group in 2016 the Committee determined the peers to be an acceptable comparative group for Canadian Natural. In reviewing the US based secondary "reference" peer group of companies, the Committee determined the peer group to also be appropriate. In our view, the following companies operate in the same or related industries and are comparable in size and scope of operations to the Corporation, and therefore were deemed reasonable peers to benchmark executive compensation:

	FY 2016 Net Revenue ($B)	Total Enterprise Value ($B) Dec. 31, 2016	Production FY 2016 (MBOE/d)

Primary Group (production before royalties)
Cenovus Energy Inc.	$12	$20	272
Crescent Point Energy Corp.	2	14	168
Enbridge Inc.	35	104	N/A
Encana Corporation(1)	4	20	353
Husky Energy Inc.	13	21	321
Suncor Energy Inc.	27	88	623
TransCanada Corp.	13	102	N/A

Average	$15	$53	347

Canadian Natural Resources Limited	$11	$64	806
Secondary Reference Group (production after royalties)
Anadarko Petroleum Corporation	$10	$72	793
Apache Corp.	7	44	465
Devon Energy Corporation	16	49	611
EOG Resources, Inc.	10	86	560
Marathon Oil Corporation	6	26	393

Average	$10	$55	564

(1)
Production reported after royalties.

Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; translated at average 2016 and year end rates where required.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance and an accountability to shareholders. Compensation is comprised of base salary and short-term and longer term performance-conditioned incentive payments. It has worked for our shareholders over the years, and remains aligned with our shareholders' interests:

  •
  Total compensation targeted at the median of similar Canadian oil and gas companies (US peer company pay data is used as a reference only) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural's variable pay and pay at risk is high relative to peers.

  •
  Short term incentive metrics are tied to the annual budget and related guidance announced each year.

  •
  A significant proportion of Canadian Natural's compensation is provided through a PSU plan with the grant size based on the prior year's performance.

  •
  The Corporation does not have a pension plan for its NEOs. It has a share savings plan through which the Corporation's Common Shares are purchased – our culture of share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).

  •
  Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position.

  •
  Executive compensation risk is mitigated by linking the short term incentive plan ("STIP") and PSUs to the Corporation's annual guidance, performance metrics, the Committee's use of judgment, the NEO's alignment to shareholders through share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies as well as succession planning. NEO compensation is further linked to corporate performance by having PSU grants vest using a weighted 3 year average of relative reserves growth per share (1/3) and relative total shareholder return (2/3), both measured against identified industry peers.

Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels.

The Committee believes this target pay level, mix and use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Executive Compensation Pay Structure

Named Executive Officers for 2016

The Corporation does not have a chief executive officer but has a corporate Management Committee which includes two members who are also directors of the Corporation, the Executive Chair and the President. Neither of the two directors who serve on the corporate Management Committee receives fees related to serving as a director. Accordingly, the Corporation has determined that its NEOs should include the two members of the corporate Management Committee who are directors, in addition to the Chief Financial Officer and the next three highest paid members of the corporate Management Committee.

Mr. N.M. Edwards, Executive Chair, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation's stock savings plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and options to acquire share ownership.

Components of Compensation

1.     Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves its level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile.

2.     Annual Bonus

The Committee believes that incentive or "at risk" compensation motivates individual performance and aligns executive officer performance with the Corporation's objectives and shareholder interests. The cash bonus awarded is based on the Corporation's and the individual's performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2016 Metrics Included:	Weighting

Financial	Balance sheet strength, capital expenditures, ROE, ROACE, cash flow	30%
Strategic	Allocation of cash flow, mid and long term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, pipeline leaks	10%

For NEOs, performance and payouts under the STIP are based on corporate performance. At or below the minimum level of corporate performance, no STIP will be paid; above the maximum level of corporate performance, STIP payouts are capped.

Performance	Approximate Corporate Performance Score	Payout (as a target % of STIP target value)

Min Low Target High Max	60% of target 80% of target 100% of target 120% of target 140% of target	0% 50% 100% 150% 200%

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a bonus award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.

Use of Judgment

As the Corporation operates in a cyclical industry, at times Canadian Natural needs to adjust its short term strategies to deal with rapid changes. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

As an example, Canadian Natural has included a sample calculation for a STIP payout for a senior vice-president with a base salary of $400,000 and a target bonus of 35% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions

Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety, Asset Integrity and Environmental (10%)	90% of target

In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance

Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety, Asset Integrity and Environmental	10.0%	90.0%	9.0%

Total	100.0%	not applicable	106.5%

From the chart on page 20, the corporate performance rating of 106.5% of target results in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 × 35% × 116.25% = $162,750

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Canadian peers. This is consistent with Canadian Natural's compensation approach – that performance-based equity awards should make up a significant portion of the NEOs' total compensation.

Long Term Incentive Plans

1.     Performance Share Unit

The Performance Share Unit ("PSU") Plan provides a grant of shares or units based on the most recent year's corporate performance. As a result, the plan provides an immediate link to short term performance and alignment to long term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing shares from treasury or granting stock options. The table below summarizes the characteristics of the PSU Plan.

The PSU is granted based on the same corporate performance measures used in the STIP. For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. The PSU has the same expected corporate performance range and related performance award multiplier as the STIP. However, effective with the grant of PSUs in 2016, PSU vesting for the Corporation's 15 member Management Committee (which includes the Named Executive Officers) (collectively, "Senior Management"), will be based on a performance over a three year period rather than the passage of time.

Form of award	For Senior Management, a cash award is converted into performance share units using the same Common Share purchase price applicable to the Common Shares of the Corporation acquired under the Plan through the TSX and NYSE for the balance of the employees.
For employees and officers, other than Senior Management, Common Shares of the Corporation acquired through TSX and NYSE.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive Performance Share Units unless they provide ongoing day-to-day management services to the Corporation.

Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.0 times the STIP award.

Performance Measures to Determine Award Size	The size of the award varies depending upon the corporate performance of the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance is below a threshold level. Future realized values at the time of vesting will reflect stock price performance and reinvested dividends over the vesting period.

Dividends	For Senior Management, dividends are accrued and reinvested into additional PSUs, which vest on the same date as the underlying grant.
For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, PSUs.

Performance Measures To Determine Vesting	For Senior Management, PSUs will vest after 3 years based on a weighted average of the Corporation's performance on its relative reserves growth per share (1/3) and its relative total shareholder return over a 3 year period (2/3), both compared against identified industry peers. If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.
For employees and officers, other than Senior Management, awards vest equally over a three year period. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee.

Payout	For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% of the granted PSU award will be applied to the amount of the PSUs at the time of vesting, based on the Corporation's performance against the indicated measures over the 3 calendar years prior to the vest date. The payout table is set out below.

Relative Performance Percentile	Payout Multiple
<20%	0
20 - 39.9%	50%
40 - 49.9%	75%
50 - 59.9%	100%
60 - 79.9%	150%
80 - 100%	200%

For employees and officers, other than Senior Management, in Common Shares of the Corporation. The Common Shares purchased under the Performance Share Unit Plan are restricted shares, as they can only be paid out in kind at vesting.

2.     Stock Option Plan

The Committee believes that to remain competitive in the crude oil and natural gas industry it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package. These stock options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation's business objectives provided the total number of stock options outstanding at any time is limited to a maximum of 9% of the Corporation's outstanding Common Shares. The table below summarizes the characteristics of the stock option plan.

Form of Award	Option on Common Shares of the Corporation

Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.

Exercise Price	The exercise price cannot be lower than market value at the time of granting stock options.

Vesting	Annually at 20% per annum over five years commencing one year (for annual performance options) or two years (for options granted to new employees) after granting.

Term	For annual performance options, 5 years with expiry date being 30 days after last vesting.

Payout	The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination	For NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee's direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Restrictions	No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price options.

In making the determination as to the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table). To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2016 represents 8.8% of options awarded to all employees in 2016. The stock option plan is approved by shareholders every three years and shareholders last approved the plan in 2016.

3.     Stock Savings Plan

The Corporation does not have a pension plan. The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates the Corporation's portion of the contributions vests as follows:

  •
  For employees with less than five years of continuous participation in the plan, over a two-year period.

  •
  For employees who have five years of continuous participation in the plan, on January 1 of each year.

  •
  Upon retirement, if Normal Retirement Age reached.

This plan provides additional share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased through TSX.

2016 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chair N. M. Edwards		President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	SVP Horizon R. J. H. Doucet	EVP Canadian Conventional L. G. Stevens

Annual Base salary	$1		$567,000	$486,000	$315,900	$376,650	$405,000

Target STIP Cash Bonus (% of salary)(1)	–	(2)	120%	100%	35%	35%	35%

Target STIP Cash Bonus	$1,070,757		$793,153	$566,538	$128,888	$153,673	$165,240

Target Total Cash Compensation	$1,070,758		$1,360,153	$1,052,538	$444,788	$530,323	$570,240

Performance Share Unit (% of bonus)	400%		333%	275%	275%	275%	275%

Option-based LTIP (% of salary)	–	(2)	525%	375%	275%	275%	275%

Target Total Direct Compensation	$9,372,399		$6,978,102	$4,433,018	$1,667,955	$1,988,711	$2,138,400

(1)
For the purposes of the Target STIP Bonus calculation, the Target STIP Cash Bonus was calculated as a percentage of actual 2015 salary, which was, for S.W. Laut, $660,961; for T.S. McKay, $566,538; C.B. Bieber, $368,250; R.J.H. Doucet, $439,067; and for L.G. Stevens, $472,115.
(2)
Executive Chair STIP cash bonus and option-based LTIP awards are 135% of President's STIP cash bonus and option-based LTIP awards.

Determining Compensation

Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

The Committee continually reviews the relative merits of the Corporation's compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their "at risk" bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and,

  •
  an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants to review:

  (i)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (ii)
  compensation trends within the Corporation's geographic area;

  (iii)
  common practices used by companies to compensate employees;

  (iv)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (v)
  other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS

2016 Compensation Decisions

Overview of Key 2016 Corporate Results

In 2016, Canadian Natural continued to focus on a disciplined approach to capital allocation, targeting effective and efficient operations across all of its business segments, resulting in reduced capital spending and operating costs. The Corporation continued to balance its capital allocation between resource development on short-, mid- and long-term projects, returns to shareholders, maintaining the strength of our balance sheet and opportunistic acquisitions. This capital allocation provided for near-term production growth with the completion of Horizon Phase 2B in October, while at the same time supporting the Corporation's transition to a long life, low decline production base. This strategy supports lower maintenance capital in the future, resulting in greater amounts of free cash flow and increase capital flexibility. The Corporation's key results from 2016 were:

  •
  Canadian Natural successfully executed its capital allocation strategy while generating strong funds flow from operations in the context of a lower commodity price environment. The Corporation effectively managed its capital expenditures program and executed upon its operational programs with a continued focus on cost control to effectively deliver value to its shareholders. The Corporation maintained its strong balance sheet and investment grade credit ratings, which management and the Board believes is imperative to being able to execute on mid-term and long-term projects throughout commodity price cycles and provides the ability to execute on potential opportunities.

  •
  Overall, total BOE production was slightly below our target range for 2016, as North America natural gas production continued to experience third party transportation and facility constraints.

  –
  International production performed as targeted in 2016.

  –
  Total natural gas production was slightly below expectations due to continued third party pipeline and facility outages in the second half of 2016.

    –
    Horizon production performed as targeted in 2016. The Corporation executed on the completion and ramp-up of Horizon Phase 2B as planned and management's continued focus on safe, steady and reliable operations proved successful in 2016, with production meeting original targets.

    –
    Thermal in-situ assets at Primrose performed as targeted in 2016, while Kirby South continued to produce near its facility capacity of 40,000 bbl/d.

  •
  The Corporation was able to progress its near and mid term projects within its budget for 2016 as well as completed the sale of its 15% non-controlling interest in the Cold Lake Pipeline. The Corporation continued its focus on returns to shareholders by completing its planned PraireSky common share distribution in May 2016 and announced a quarterly dividend increase in November 2016 to $0.25 per common share.

  •
  Overall operating costs met expectations and the Corporation delivered cost reductions of approximately $560 million on a per unit basis from 2015 levels.

  •
  Canadian Natural performed on recordable injury frequency, GHG emissions intensity and pipeline leaks and underperformed on total lost time injury frequency.

Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers. Canadian Natural out performed 6 out of 7 in its Canadian peer group. Canadian Natural's 3 year and 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 3 year and 5 year TSR.

2016 Performance Scorecard

With the exception of the Corporation's Debt to Book metric, which has been established to reflect all commodity price cycles, the Corporation established its 2016 performance targets in January 2016. The metrics are assigned weightings as indicated below and result in an overall score to be utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation's Management Committee. The Compensation Committee reserves the ability to apply discretion to the performance bonus.

The following table shows the 2016 actuals and compares those to both the 2016 targets and 2015 actual results to assess performance. Canadian Natural exhibited very strong operational performance in 2016 through a continued focus on effective and efficient operations. Through its sustained commitment to continuous improvement, Canadian Natural's Corporate Performance Scorecard produced a score of 120% of target in 2016.

	Performance Metrics	2015 Actual	2016 Target	2016 Result	Assessment of Performance	Performance Bonus Allocation

Financial (30%)	Balance Sheet Strength:					32.5%
	– Debt to Book	38%	25% - 45%	39%	Performed
	– Debt/EBITDA	2.6x	5.7x - 6.1x	3.6x	Outperformed
	Capital Expenditures ($MM)	3,853	3,500 - 3,900	3,794	Performed
	Returns:(1)
	– on equity	(2.3%)	Improve over 2015	(0.8%)	Underperformed
	– on average capital employed	(0.9%)	Improve over 2015	0.2%	Underperformed
	Funds flow (cash flow):
	– from operations ($MM)	5,785	2,900 - 3,300	4,293	Outperformed
	– per Common Share ($)	5.29	2.65 - 3.00	3.90	Outperformed

Strategic Development of Assets; Capital Allocation (30%)	Mid & long term projects ($MM)	2,187	1,890 - 1,990	1,920	Outperformed	60%
	Opportunistic Acq/(Disp) ($MM net) – Disposition of interest in Cold Lake Pipeline	(1,389)		(380) (539)	Outperformed
	Distributions to Shareholders ($MM and $/share)	999 & $0.92	Increase	1,579 & 1.43	Outperformed

Operations (30%)	Total BOE Production (BOE/d)	851,901	809,000 - 868,000	805,782	Underperformed	20%
	Total BOE Operating Cost ($/BOE)	15.18	12.75 - 15.75	13.85	Performed

Safety, Asset Integrity and Environmental	Recordable Injury Frequency (per 200,000 hours worked)	0.57	Each metric to compare favorably to 2015 and prior years	0.50	Performed	7.5%
(10%)	Total LTI frequency (per 200,000 hours worked)	0.05		0.06	Underperformed
	GHG emissions intensity (tonnes/BOE)	0.061		0.061	Performed
	Pipeline Leaks (number of leaks/1,000KM of pipeline)	1.79		1.60	Performed

Total Corporate Performance Score						120%

(1)
2016 results for return on equity and return on capital employed improved over 2015 results, but given the absolute value of returns, an underperform rating was assessed.

Note: A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

2016 STIP Award

The Chart below shows the relationship between the Corporate Performance Score of 120% and the actual STIP and PSU multiplier of 150%.

The corporate performance score of 120% results in a calculated STIP award of 150% of target awards to the NEOs, as shown in the following table. Other than for Mr. T.S. McKay, the Committee chose not to apply any discretionary judgement to the assessment of performance when making compensation decisions this year, relying upon the Performance Scorecard for NEO compensation. Based on his role in driving strong corporate performance in a challenging year for the oil and gas industry, the Committee chose to award a STIP payment to Mr. McKay in excess of the amounts calculated from the Performance Scorecard in 2016, as shown in the table under the heading "2016 Actual Pay Levels and Mix" on page 30.

Name	Adjusted Base Salary(1)	Target Incentive (% of base salary)		STIP Performance Multiplier (% of target)	Calculated 2016 STIP Cash Bonus Award

N. Murray Edwards	$1	–	(2)	150%	$1,606,135
Steve W. Laut	660,961	120%		150%	1,189,730
Tim S. McKay	566,538	100%		150%	849,807
Corey B. Bieber	368,250	35%		150%	193,331
Réal J.H. Doucet	439,067	35%		150%	230,510
Lyle G. Stevens	$472,115	35%		150%	$247,860

(1)
Adjusted base salary reflects the actual 2015 base salary earned by each of the NEOs.
(2)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut.

2016 Performance Share Unit Award

The corporate performance score of 120% results in a calculated STIP award of 150% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. While the Committee chose to award a higher STIP payment amount to Mr. T.S. McKay on the basis of his role and leadership in driving strong corporate performance, the Committee did not deviate from the PSU multiple applied to the STIP awards under the PSU plan. As a result, and shown in the table under the heading "2016 Actual Pay Levels and Mix" on page 30, the actual amount awarded to Mr. McKay is greater than the amount indicated in the table below.

Name	Adjusted Base Salary	Target STIP Cash Bonus (% of base salary)		STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2016 PSU Award

N. Murray Edwards	$1	–	(2)	150%	4.00x	$6,424,540
Steve W. Laut	660,961	120%		150%	3.33x	3,961,801
Tim S. McKay	566,538	100%		150%	2.75x	2,336,970
Corey B. Bieber	368,250	35%		150%	2.75x	531,660
Réal J.H. Doucet	439,067	35%		150%	2.75x	633,903
Lyle G. Stevens	$472,115	35%		150%	2.75x	$681,615

(1)
Adjusted base salary reflects the actual 2015 base salary earned by each of the NEOs.
(2)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2014 – 2016 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate

2016	$43.99	$8.87	4.6	2.2%	0.0%	28.2%	1.0%
	$42.14	$8.30	4.6	2.5%	0.0%	28.2%	1.2%

2015	$28.85	$4.88	4.6	3.2%	0.0%	28.1%	0.8%
	$22.90	$3.52	4.6	4.0%	0.0%	28.7%	0.6%

2014	$35.97	$6.44	4.6	2.5%	0.0%	26.0%	1.4%
	$32.75	$5.56	4.6	2.7%	0.0%	26.4%	1.0%

2016 Stock Option Award and 2016 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix, and the 2016 corporate performance.

The Corporation has an election process whereby 50% of the stock options the Named Executive Officer would receive are allotted but not granted. The NEO must then elect to receive the allotted options, or, elect to receive Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares the NEO would receive in lieu of the options would be determined by multiplying a discounted Black-Scholes-Merton value of a stock option by the number of stock options allotted but not granted. The total arrived at would then be used to buy Common Shares through TSX. The Common Share election has an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO. The Common Shares vest equally to the NEO over three years every November and the NEO must be with the Corporation at time of vesting in order to receive them.

In 2016, Mr. S.W. Laut, Mr. C.B. Bieber and Mr. R.J.H. Doucet elected to receive 50% of their stock option awards, 187,500, 47,500 and 47,500 options respectively, as Common Shares. To determine the value Mr. S.W. Laut, Mr. C.B. Bieber and Mr. R.J.H. Doucet would receive for the purchase of Common Shares, the value per option was determined to be $4.00, a discounted value to the Black-Scholes-Merton value of $8.87 per option. The $4.00 was then multiplied by the number of options and is shown in the table below.

Name	Base Salary	Target Incentive (% of base salary)		Target 2016 Stock Option/ Share Election Award Value	Actual Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2016 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2016 Number of Stock Options	2016 Number of Common Shares Elected to Receive(2)

N. Murray Edwards	$1	–	(1)	$4,018,613	$3,863,250	$–	$3,863,250	450,000	–
Steve W. Laut	567,000	525%		2,976,750	1,663,125	750,000	2,413,125	187,500	N/A
Tim S. McKay	486,000	375%		1,822,500	1,631,150	–	1,631,150	190,000	–
Corey B. Bieber	315,900	275%		868,725	421,325	190,000	611,325	47,500	N/A
Réal J.H. Doucet	376,650	275%		1,035,788	421,325	190,000	611,325	47,500	N/A
Lyle G. Stevens(3)	$405,000	275%		$1,113,750	$421,325	$–	$421,325	47,500	–

(1)
Mr. N.M. Edwards Stock Option Award is 135% of Mr. S.W. Laut.
(2)
The shares to be purchased for 2016 Common Share election had not been purchased as of March 15, 2017. Purchases will be completed by April 5, 2017.
(3)
Mr. L.G.Stevens retired from the Corporation effective February 24, 2017 and, as a result, did not participate in the election program regarding the 50% allocation of stock options.

2016 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the 2016 performance incentive plan designs and the share election described above.

	Executive Chair N.M. Edwards		President S.W. Laut	COO T.S. McKay	CFO C.B. Bieber	SVP Horizon R.J.H. Doucet	EVP Canadian Conventional L.G. Stevens(1)

Base salary	$1		$567,000	$486,000	$315,900	$376,650	$405,000
STIP Cash Bonus (% of salary)	–	(1)	210%	206%	61%	61%	61%
STIP Cash Bonus ($)	$1,606,135		$1,189,730	$1,000,000	$193,331	$230,510	$247,860

Total Cash Compensation	$1,606,136		$1,756,730	$1,486,000	$509,231	$607,160	$652,860

Performance Share Unit (% of bonus)	400%		333%	275%	275%	275%	275%
Performance Share Units ($)	$6,424,540		$3,961,801	$2,750,000	$531,660	$633,903	$681,615
Option/Election-based LTIP (% of salary)	–		426%	336%	194%	162%	104%
Option/Election-based LTIP ($)	$3,863,250		$2,413,125	$1,631,150	$611,325	$611,325	$421,325

Total Direct Compensation	$11,893,926		$8,131,656	$5,867,150	$1,652,216	$1,852,388	$1,755,800

All other compensation	–		$107,498	$92,478	$62,888	$130,550	$74,662

Total Compensation	$11,893,926		$8,239,154	$5,959,628	$1,715,104	$1,982,938	$1,830,462

(1)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut.
(2)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017 and, as a result, did not participate in the election program regarding the 50% allocation of stock options.

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation) among the NEOs for 2016.

	Executive Chair N.M. Edwards	President S.W. Laut	COO T.S. McKay	CFO C.B. Bieber	SVP Horizon R.J.H. Doucet	EVP Canadian Conventional L.G. Stevens

Base salary	–%	7%	8%	19%	20%	23%
STIP Cash Bonus	14%	15%	17%	12%	12%	14%
Performance Share Unit	54%	48%	47%	32%	34%	39%
Option-based LTIP	32%	30%	28%	37%	34%	24%

Link between 2016 Corporate Performance and 2016 Named Executive Officer Compensation

During 2016, Canadian Natural performed at a level that produced an aggregate corporate performance score of 120% of target based on the Committee's assessment of corporate performance. This performance score results in a payout of 150% of target for the STIP and PSU. The score reflects strong operational performance through continued focus on effectiveness and efficiency, while maintaining our core values for safety, and achieving targets for asset integrity and the environment.

Having considered these results, the Compensation Committee did not apply any discretion to adjust the bonus award amount for the President. The Compensation Committee awarded the President a commensurate level of compensation including a bonus of $1,189,730 and a performance share unit award of $3,961,801. The Committee also awarded 375,000 stock options after considering both size of the award and its estimated expected value (the estimated value per option increased from 2015). Altogether the President's base salary, bonus, PSU and stock option award and all other compensation, result in a total compensation of $8,239,154. Canadian Natural believes this is consistent with compensation for comparable performance among Canada's larger exploration and production companies for the President role.

Alignment of Corporate Performance and President's Compensation Over Time

Compensation at Canadian Natural is structured to encourage share ownership and an alignment to the long-term interests of shareholders. The table below shows the alignment of corporate performance with the President's compensation over time and also shows:

  •
  the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and

  •
  realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).

The table also compares (1) the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2011; and (2) the value of $100 compensation awarded in relation to the value of $100 invested in the common share at the beginning of the periods indicated. The table reaffirms the alignment between the design of the incentive programs and Canadian Natural's relative total shareholder return.

		Actual Total Direct Compensation Value at Dec 31, 2016
	Total Direct Compensation Awarded(1)		Value of $100
Year			Period	Steve W. Laut(2)	Shareholder(3)

2011	$6,239,000	$4,881,951	12/31/2011 to 12/31/2016	$78	$124
2012	7,372,115	10,997,491	12/31/2012 to 12/31/2016	149	163
2013	9,135,000	10,166,153	12/31/2013 to 12/31/2016	111	128
2014	9,407,052	12,027,313	12/31/2014 to 12/31/2016	128	126
2015	$5,052,397	$12,617,913	12/31/2015 to 12/31/2016	$250	$144

(1)
Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)
Represents the actual value for each $100 awarded to Mr. S. W. Laut during the fiscal years indicated.
(3)
Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines Mr. S. W. Laut's awarded compensation level and the Corporation's total shareholder return between 2011 and 2016. In general, changes in the pay levels are consistent with changes in annual total shareholder return of the Company. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2011 - 2016 Pay vs TSR

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2016, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT

December 31, 2016	2011	2012	2013	2014	2015	2016

Canadian Natural Resources Limited	$100	$76	$97	$99	$86	$124
S&P/TSX Composite Index	$100	$107	$121	$134	$123	$149
S&P/TSX Oil & Gas Exploration & Production Index	$100	$89	$101	$79	$53	$83

Primary Group	1Y TSR – CAD	3Y TSR – CAD	5Y TSR – CAD

Cenovus Energy Inc.	17%	-27%	-31%
Crescent Point	16%	-46%	-43%
Enbridge Inc.	28%	34%	73%
Encana Corporation	126%	-13%	-5%
Husky Energy Inc.	14%	-47%	-20%
Suncor Energy Inc.	27%	29%	70%
TransCanada Corp.	39%	40%	65%
Summary Statistics

P75	33%	32%	68%
Median	27%	-13%	-5%
P25	17%	-37%	-25%

Canadian Natural Resources Limited	44%	28%	24%
S&P TSX Oil and Gas Exploration & Production Index	56%	-18%	-17%

Note: Information source for above peers is Bloomberg.

Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers. Canadian Natural out performed 6 out of 7 in its Canadian peer group in 1 year TSR performance. Canadian Natural's 3 year and 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 3 year and 5 year TSR.

EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2016, 2015 and 2014 in respect of each NEO.

Summary Compensation Table

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Option Based Awards(2)		Annual Incentive Plans(3)		Long Term Incentive Plans(4)		All Other Compensation(1)		Total Compensation

N. Murray Edwards Executive Chair Age 57 Years of service 28	2016 2015 2014	$ $ $	1 1 1	$ $ $	3,863,250 2,520,000 1,932,000	$ $ $	1,606,135 714,400 1,786,000	$ $ $	6,424,540 2,857,600 8,944,000	$ $ $	– – –	$ $ $	11,893,926 6,092,001 12,662,001

Steve W. Laut President Age 59 Years of service 26	2016 2015 2014	$ $ $	567,000 660,961 678,462	$ $ $	2,413,125 2,100,000 3,000,000	$ $ $	1,189,730 529,200 1,323,000	$ $ $	3,961,801 1,762,236 4,405,590	$ $ $	107,498 95,110 96,450	$ $ $	8,239,154 5,147,507 9,503,502

Tim S. McKay Chief Operating Officer Age 55 Years of service 26	2016 2015 2014	$ $ $	486,000 566,538 586,538	$ $ $	1,631,150 1,050,500 1,500,000	$ $ $	1,000,000 238,000 477,000	$ $ $	2,750,000 654,500 1,311,750	$ $ $	92,478 84,754 84,631	$ $ $	5,959,628 2,593,792 3,959,919

Corey B. Bieber Chief Financial Officer and Senior Vice-President, Finance Age 53 Years of service 16	2016 2015 2014	$ $ $	315,900 368,250 381,923	$ $ $	611,325 525,000 750,000	$ $ $	193,331 90,000 217,000	$ $ $	531,660 247,500 596,750	$ $ $	62,888 56,800 58,162	$ $ $	1,715,104 1,287,550 2,003,835

Réal J.H. Doucet Senior Vice-President Oil Sands, Projects Age 64 Years of Service 16	2016 2015 2014	$ $ $	376,650 439,067 460,962	$ $ $	611,325 525,000 402,500	$ $ $	230,510 110,000 262,000	$ $ $	633,903 302,500 1,095,500	$ $ $	130,550 125,915 131,615	$ $ $	1,982,938 1,502,482 2,352,577

Lyle G. Stevens(6) Executive Vice-President, Canadian Conventional Age 62 Years of service 22	2016 2015 2014	$ $ $	405,000 472,115 489,231	$ $ $	421,325 305,000 402,500	$ $ $	247,860 115,000 278,000	$ $ $	681,615 525,625 1,139,500	$ $ $	74,662 67,724 67,997	$ $ $	1,830,462 1,485,464 2,377,228

(1)
All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation's contribution to the Corporation's stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2016 as at December 31, 2016 for each NEO who is a participant in the plan and which vested January 1, 2017 is as follows: S.W. Laut, $97,638; T.S. McKay, $83,690; C.B. Bieber, $54,398; R.J.H. Doucet, $64,859; and, L.G. Stevens, $69,741. Mr. R.J.H. Doucet is also paid a site location allowance and site premium. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2016.
(2)
The grant date fair value is determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 30.
(3)
The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.
(4)
Prior to 2016, Performance Share Unit Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX and NYSE, on behalf of the NEO. The PSUs vest equally over three years each May 1 for PSUs awarded for 2015 performance and July 1 for PSUs awarded for 2014 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If the NEO leaves the employment of the Corporation for any reason before normal retirement age, the unvested Common Shares purchased pursuant to the Performance Share Unit Plan are forfeited by the NEO under the terms of the plan. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares is included.

(5)
In 2016 and for future grants, Performance Share Unit Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares of the Corporation on behalf of the NEO. The PSUs vest three years from the date of grant and any dividends declared payable on the Common Shares by the Corporation are also accrued on the unvested PSUs and reinvested into additional PSUs which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.
(6)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017.

The table below illustrates the number of shares purchased on behalf of the NEO and the average purchase price per share for each of the three years.

Named Executive Officer	Value of 2016 Performance Units(1)	Shares Purchased for 2015 Performance at an Average Purchase Price of $25.81	Shares Purchased for 2014 Performance at an Average Purchase Price of $34.22

N. Murray Edwards	$6,424,540	110,711	208,796
Steve W. Laut	$3,961,801	68,273	128,761
Tim S. McKay	$2,750,000	25,357	38,338
Corey B. Bieber	$531,660	9,588	17,441
Réal J. H. Doucet	$633,903	11,719	21,058
Lyle G. Stevens(2)	$681,615	12,252	22,344

(1)
The unit price for the PSU program had not been determined as of March 15, 2017 and, as a result, the number of PSUs could not be determined. The number of PSUs will be determined by April 5, 2017.
(2)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017.

In addition, the NEOs who elected in 2014, 2015 and 2016 to receive 50% of their stock option award as Common Shares is indicated in the following table.

Named Executive Officer	Value of 2016 Share Election(1)	Shares Purchased for 2015 Share Election at an Average Purchase Price of $25.81	Shares Purchased for 2014 Share Election at an Average Purchase Price of $34.22

N. Murray Edwards	–	–	52,608
Steve W. Laut	$750,000	–	–
Corey B. Bieber	$190,000	–	–
Réal J. H. Doucet	$190,000	–	10,960
Lyle G. Stevens(2)	–	8,111	10,960

(1)
The share purchase price for the program has not been determined as of March 15, 2017. The number of Common Shares purchased will be determined by April 5, 2017.
(2)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017.

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2016. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2016. The Corporation does not have a treasury-based share award program.

	Option Based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date		Value of Unexercised In-the-money Options or Similar Instruments(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested

	350,000	36.78	March 20, 2017	(2)	2,103,500	–	–
	200,000	28.06	January 12, 2018		2,946,000	–	–
N. Murray Edwards	200,000	28.74	January 16, 2018		2,810,000	–	–
	200,000	34.96	January 10, 2019		1,566,000	–	–
	200,000	35.64	January 11, 2019		1,430,000	–	–
	300,000	35.97	January 9, 2020		2,046,000	–	–
	300,000	28.85	January 8, 2021		4,182,000	–	–
	300,000	22.90	January 8, 2021		5,967,000
	225,000	43.99	January 7, 2022		–
	225,000	42.14	January 7, 2022		–

	Option Based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date		Value of Unexercised In-the-money Options or Similar Instruments(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested

	300,000	36.78	March 20, 2017	(2)	1,803,000	–	–
	200,000	28.06	January 12, 2018		2,946,000	–	–
Steve W. Laut	200,000	28.74	January 16, 2018		2,810,000	–	–
	200,000	34.96	January 10, 2019		1,566,000	–	–
	200,000	35.64	January 11, 2019		1,430,000	–	–
	250,000	35.97	January 9, 2020		1,705,000	–	–
	250,000	32.75	January 9, 2020		2,510,000	–	–
	250,000	28.85	January 8, 2021		3,485,000	–	–
	250,000	22.90	January 8, 2021		4,972,500
	187,500	43.99	January 7, 2022		–

	120,000	36.78	March 20, 2017	(2)	721,200	–	–
	100,000	28.06	January 12, 2018		1,473,000	–	–
Tim S. McKay	100,000	28.74	January 16, 2018		1,405,000	–	–
	125,000	34.96	January 10, 2019		978,750	–	–
	125,000	35.64	January 11, 2019		893,750	–	–
	125,000	35.97	January 9, 2020		852,500	–	–
	125,000	32.75	January 9, 2020		1,255,000	–	–
	125,000	28.85	January 8, 2021		1,742,500	–	–
	125,000	22.90	January 8, 2021		2,486,250
	95,000	43.99	January 7, 2022		–
	95,000	42.14	January 7, 2022		–

	22,500	36.78	March 20, 2017	(2)	135,225	–	–
	22,500	28.06	January 12, 2018		331,425	–	–
Corey B. Bieber	22,500	28.74	January 16, 2018		316,125	–	–
	62,500	34.96	January 10, 2019		489,375	–	–
	62,500	35.64	January 11, 2019		446,875	–	–
	62,500	35.97	January 9, 2020		426,250	–	–
	62,500	32.75	January 9, 2020		627,500	–	–
	62,500	28.85	January 8, 2021		871,250	–	–
	62,500	22.90	January 8, 2021		1,243,125
	47,500	43.99	January 7, 2022		–

	25,000	36.78	March 20, 2017	(2)	150,250	–	–
Réal J.H. Doucet	62,500	28.06	January 12, 2018		920,625	–	–
	62,500	34.96	January 10, 2019		489,375	–	–
	62,500	35.97	January 9, 2020		426,250	–	–
	62,500	28.85	January 8, 2021		871,250	–	–
	62,500	22.90	January 8, 2021		1,243,125
	47,500	43.99	January 7, 2022		–

	150,000	36.78	March 20, 2017	(2)	901,500	–	–
	75,000	28.06	January 12, 2018		1,104,750	–	–
Lyle G. Stevens(3)	75,000	28.74	January 16, 2018		1,053,750	–	–
	62,500	34.96	January 10, 2019		489,375	–	–
	62,500	35.64	January 11, 2019		446,875	–	–
	62,500	35.97	January 9, 2020		426,250	–	–
	62,500	28.85	January 8, 2021		871,250	–	–
	47,500	43.99	January 7, 2022		–

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2016 is $42.79.
(2)
In accordance with the Company's Trading and Blackout Policy, any stock options granted hereunder that had not been exercised before November 22, 2016 could not be exercised prior to their expiry due to the Company imposing a blackout on the holder. In these circumstances, the Company's Stock Option Plan provides that the expiry date is to be extended such that the stock options expire 7 business days following the end of the applicable blackout, which is March 20, 2017 in this case.
(3)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017 and, as a result, did not participate in the election program regarding the 50% allocation of stock options.

Incentive plan awards – value vested or earned during the year

Name	Share Option based Awards – Value vested during the year(1)	Share-based Awards – Value vested during the year(2)	Non-equity plan compensation – Value earned during the year(3)

N. Murray Edwards	$5,579,900	$–	$7,549,522
Steve W. Laut	4,971,500	–	4,463,070
Tim S. McKay	2,671,150	–	1,302,126
Corey B. Bieber	1,070,765	–	546,517
Réal J.H. Doucet	1,073,750	–	998,070
Lyle G. Stevens	$1,207,800	$–	$994,634

(1)
This is the aggregate net benefit the NEO would have received before tax had the Named Executive Officer exercised the option on date of vesting based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to vesting.
(2)
The Corporation does not have a share-based award program.
(3)
This is the aggregate benefit to the NEO based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to vesting of the PSU awards during 2016. PSU awards made prior to 2016 are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on the Toronto Stock Exchange, on behalf of the NEO. The Common Shares vest equally over three years. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares that vested during the year is included.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation

     – All salary and benefit programs cease as at effective date of resignation.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at effective date of resignation are forfeited.
– Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
– Unvested portion of shares in the savings plan and Performance Share Unit as at effective date of resignation is forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited unless Normal Retirement Age is reached.

Retirement

     – All salary and benefit programs cease as at effective date of retirement.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at effective date of retirement are forfeited.
– Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
– Unvested portion of shares in the savings plan and Performance Share Units vest if Normal Retirement Age is reached otherwise forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Death

     – All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
– Annual cash and Performance Share Units are not paid.
– Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
– Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
– Unvested portion of shares in savings plan and Performance Share Units vest at date of death except for those shares purchased through the share election, which are forfeited.

$_$_DATA_CELL,1,1,1 $_$_DATA_CELL,2,1,1 $_$_DATA_CELL,2,1,2

Termination without cause

     – All salary and benefit programs cease on effective date of termination.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding on Notice Date of termination are forfeited.
– Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
– Unvested portion of shares in savings plan and Performance Share Units is forfeited unless at Normal Retirement Age.
– Severance provided on an individual basis reflecting service, experience and salary level.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.
– Upon a change of control event, all unvested stock options, unvested savings plan shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause

     – All salary and benefit programs cease on effective date of termination.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at Notice Date of termination are forfeited.
– Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
– Unvested portion of shares in savings plan and Performance Share Units is forfeited unless at Normal Retirement Age.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest provided that the NEO is terminated upon change of control or within 24 months thereof. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2016 and they had been terminated immediately as a result thereof.

Name	Base Salary	Cash Bonus	Performance Share Unit(2)	Accelerated Option Vesting(1)	Accelerated PSU Vesting(1)	Share Election Accelerated Vesting(3)

N. Murray Edwards	$–	$–	$6,424,000	$11,696,400	$6,143,894	$751,871
Steve W. Laut	–	–	3,959,370	11,644,600	3,788,841	750,000
Tim S. McKay	–	–	2,750,000	5,971,900	1,271,642	–
Corey B. Bieber	–	–	522,500	2,827,760	522,940	190,000
Réal J. H. Doucet	–	–	550,000	2,327,125	635,448	346,640
Lyle G. Stevens	$–	$–	$605,000	$1,758,950	$669,031	$388,157

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2016 is $42.79.
(2)
This is the dollar value of the PSU awards for 2016 performance.
(3)
For Common Shares, this is the dollar value of the unvested Common Shares as at December 31, 2016 received in lieu of options under the option election program. For 2016, this amount includes the dollar value of the election as the Common Shares had not been acquired as of March 15, 2017.

 EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2016	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2016	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2016

Equity compensation plans approved by security holders	58,298,766	$34.22	41,686,959	99,985,725
Equity compensation plans not approved by security holders	–	–	–	–

Total	58,298,766	$34.22	41,686,959	99,985,725

Percent of Outstanding Shares	5.25%		3.75%	9.0%

The Corporation has a long-standing policy of awarding stock options to its Service Providers under the Amended, Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. At the shareholder meeting held on May 6, 2010, the SOP was amended to a "rolling 9%" plan whereby the aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 9% of the Common Shares. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP. Pursuant to the rules of TSX, such plans must be presented to the shareholders every three years to obtain approval of stock options unallocated at that time. On May 5, 2016, the Corporation received approval from the shareholders of the unallocated stock options. The unallocated stock options pursuant to the SOP as amended must be re-approved by the shareholders on or before May 5, 2019.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation any unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the SOP. Any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

Shareholders authorized the Board to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation's securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

No amendments have been made to the SOP during 2016.

As at March 15, 2017, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares

To be issued upon exercise of outstanding options	56,370,579	5.1
Available for future issuance	43,840,112	3.9

Total number of securities issuable	100,210,691	9.0

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2018 was purchased for a premium of US$744,300. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form

("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

  Corporate Secretary of the Corporation at:
  2100, 855 – 2nd Street S. W.
  Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 15th day of March 2017

 III. SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 15, 2017

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Nine of the 11 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. T. W. Faithfull, G. A. Filmon, C. L. Fong, G. D. Giffin, W. A. Gobert, F. J. McKenna, and D. A. Tuer and Ms. A. M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The two remaining Directors, Messrs. N. M. Edwards and S. W. Laut who, as part of the senior Management Committee of the Corporation have been determined by the Nominating, Governance and Risk Committee and the Board to be non-independent.

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 9 nominees out of 11 (82%) being independent.

	Independent No Material Relationship	Management	Reason for Non-independent Status

Catherine M. Best	X

N. Murray Edwards		X	Member of Corporate Management Committee

Timothy W. Faithfull	X

Honourable Gary A. Filmon	X

Christopher L. Fong	X

Ambassador Gordon D. Giffin (Lead Independent Director)	X

Wilfred A. Gobert	X

Steve W. Laut		X	Member of Corporate Management Committee

Honourable Frank J. McKenna	X

David A. Tuer	X

Annette M. Verschuren	X

The Board functions independently of management and appoints the Chair. The Executive Chair is considered non-independent. In 2016 the Board re-appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee as Lead Independent Director.

Lead Independent Director

The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in-camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation's Annual General Meeting of Shareholders.

Other Issuer Directorships

The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 4.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation's independent reserves evaluators at each meeting the independent reserves evaluators attend.

Average attendance rate in 2016 for all Board meetings held during the year is 97%. For more detailed information regarding the number of Board and Board committee meetings held during 2016 and the attendance of each director at these meetings, refer to the table under "Election of Directors" beginning on page 4.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 15 members of the senior management group including the Chair of the Board and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board's mandate is set out as Schedule "B" to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

  b)
  monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

  c)
  review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

  d)
  select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

  e)
  monitor the independence, qualifications and performance of the Corporation's independent auditors;

  f)
  oversee the audit of the Corporation's financial statements;

  g)
  monitor the performance of the internal audit function;

  h)
  establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

  i)
  provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

  j)
  review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

Audit Committee Financial Expert

All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is Chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full transcript of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and

  •
  an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants:

  (I)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (II)
  compensation trends within the Corporation's geographic area;

  (III)
  common practices used by companies to compensate employees;

  (IV)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (V)
  other emerging "best practices" in executive compensation.

The Compensation Committee is comprised entirely of independent directors. The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long term shareholder interest; and (iv) provides competitive compensation opportunities;

  b)
  selection and retention of compensation consultants and approval of their fees and services to be provided;

  c)
  consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;

  d)
  approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

  e)
  review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

  f)
  review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;

  g)
  review management's Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,

  h)
  periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.

Health, Safety, Asset Integrity and Environmental Committee

The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

  b)
  generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;

  c)
  monitor the Corporation's performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

  d)
  review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;

  e)
  assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and,

  f)
  review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self-assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

Experience Description	Directors with relevant experience

Accounting/Finance	6
Climate Change	2
Executive Leadership/Compensation	11
Economics/Business	11
Engineering/Technical	4
Governance	9
Government/Regulatory	9
Health, Safety/Environmental	7
International Business	6
Law	2
Oil and Gas Industry	7
Risk Management	10

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;

  b)
  recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

  c)
  provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;

  d)
  provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

  e)
  annually evaluate the performance of each Director;

  f)
  identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual General Meeting of shareholders;

  g)
  review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation;

  h)
  ensures the Corporation's management has implemented and maintains an effective enterprise risk management program;

  i)
  review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;

  j)
  review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy; and

  k)
  review annually the Corporation's Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

  b)
  appoint the independent qualified evaluating engineers and approve their remuneration;

  c)
  report to the Board on the Corporation's petroleum and natural gas reserves; and,

  d)
  if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves and the filing of same with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40-F. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs through key business area presentations, business updates and operations site visits as appropriate. In 2016 detailed presentations to the Board were conducted on the Corporation's (i) Horizon oil sands mining operations and execution strategy and tie-in of Phase 2B; (ii) conventional operations and management organization structure; (iii) employment contribution to the Alberta economy, leadership in research and technology,community investment and factors employed in determining project investment; and, (iv) unconventional assets. Each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

In the interest of Board renewal the Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation's securities. The Code is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information" on page 40.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

Diversity and Board Renewal

The Directors support diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. At present, the Board has two women, representing 18% of the Board composition today. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is eleven. As attrition occurs, the Board is committed to the principle of enhancing the diversity of its members, with an emphasis on identifying and recruiting additional qualified female directors.

The Corporation encourages the advancement of women within the Corporation. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently the Corporation has 35 women in manager positions including 4 women vice-presidents; one of whom is a member of the senior management team of sixteen, and approximately 300 women who are in supervisory and/or technical roles.

The Board has not adopted term limits for directors. It is felt that term limits can disadvantage the Corporation by it being deprived of the contributions of Directors who have developed an understanding of and insight into the Corporation, knowledge of its industry, operations and management, whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. Board renewal is attained through the Board's retirement policy and through regular Board and Director performance assessments. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors serving on the Board. Over the past seven years, three independent and 1 management director retired from the Board. Four independent directors have joined the Board during this time adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience.

The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A-3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 15, 2017

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

  1.
  monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;

  2.
  review, and, where appropriate, approve the Corporation's major financial objectives, plans and actions;

  3.
  with the assistance of its standing committees, the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  4.
  succession planning; including appointing, training and monitoring senior management;

  5.
  a communication and disclosure policy for the Corporation; and,

  6.
  the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.

Diversity

The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. The Board believes that a Board composition where approximately 25% are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board's decision on any such resignation.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Independent Director

The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.

Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.

While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

  1.
  Audit Committee;

  2.
  Compensation Committee;

  3.
  Nominating, Governance and Risk Committee;

  4.
  Reserves Committee; and

  5.
  Health, Safety, Asset Integrity and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board's performance, Directors' performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation's Directors' compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

The Board has also established share ownership guidelines for officers of the Corporation. Share ownership guidelines are based on a multiple of base salary; the Executive Chair, the President and the Chief Operation Officer, four (4) times base salary; the Executive Vice-Presidents and the Senior Vice-Presidents, two (2) times base salary; and, all other officers, one (1) time base salary.

Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long-term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

  Canadian Natural Resources Limited
  c/o Corporate Secretary
  #2100, 855 – 2nd St. S. W.
  Calgary, Alberta T2P 4J8

  Depending on the subject matter, the Corporate Secretary will:

  •
  Forward the communication to the director to whom it is addressed;

  •
  Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

  •
  Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

QuickLinks

CANADIAN NATURAL RESOURCES LIMITED NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MAY 4, 2017
I. INFORMATION ON ITEMS TO BE ACTED UPON
SOLICITATION OF PROXIES
INFORMATION CONCERNING VOTING
NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF
BUSINESS OF THE MEETING
RECEIVING THE ANNUAL REPORT
ELECTION OF DIRECTORS
DIRECTOR COMPENSATION
APPOINTMENT OF AUDITORS
NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
OTHER MATTERS
II. INFORMATION RESPECTING EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE
COMPENSATION DISCUSSION AND ANALYSIS
2011 - 2016 Pay vs TSR
EQUITY COMPENSATION PLAN INFORMATION
INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
ADDITIONAL INFORMATION
APPROVAL OF CIRCULAR
III. SCHEDULES TO THE INFORMATION CIRCULAR
SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 15, 2017
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES